Exhibit 99.1

SEALSQ Corp Announces 9M 2026 Preliminary Revenue of $16.3 Million, Up 65% Year-on-Year; Reaffirms FY 2026 Revenue Guidance of $27 Million to $36 Million

●	Cash, Cash Equivalents and Restricted Cash of Approximately $463 Million at September 30, 2026

●	Q4 2026 Revenue Expected Between $11 Million and $20 Million

●	VaultIC408 Achieves NIST FIPS 140-3 Level 3 Validation

Geneva, Switzerland, October 15, 2026 -- SEALSQ Corp (NASDAQ: LAES) (“SEALSQ” or “Company”), a company that focuses on developing and selling Semiconductors, PKI, and Post-Quantum technology hardware and software products, today announced its preliminary unaudited financial metrics for the nine-month period ended September 30, 2026 (“9M 2026”), provided an update on operational milestones, and reaffirmed its full-year 2026 revenue guidance.

9M 2026 Key Financial Metrics

●	Revenue growth of 65%: Preliminary unaudited 9M 2026 revenue of $16.3 million, compared to $9.9 million in 9M 2025.

●	Strong liquidity: Cash, cash equivalents and restricted cash of approximately $463.0 million at September 30, 2026.

●	Post-quantum pipeline above $100 million: An active, evolving business pipeline of more than $200 million through 2029 as of October 15, 2026, including more than $100 million associated with Post-Quantum projects, including the QS7001 and QVault TPM. These figures represent management estimates and are subject to risks such as conversion risk, customer validation, technical integration and other commercial risks.

Revenue Drivers

The 9M 2026 increase was driven primarily by:

●	Continued strong demand for SEALSQ’s Vault-IC secure-element family across industrial, smart-energy IoT and P25 Radio protocol application deployments.

●	Growth in recurring PKI subscriptions, certificate-management and digital identity services.

●	Nine months of consolidated revenue from IC’Alps SAS, which contributed approximately $3.8 million in 9M 2026 through custom ASIC design and secure semiconductor engineering services.

●	Ramp-up of the Quantix Edge Security sovereign semiconductor design and personalization center in Murcia, Spain.

●	Initial sampling and evaluation revenue from QS7001 and QVault TPM as 42 customers are now evaluating the next generation of secure semiconductor products.

FY 2026 Revenue Outlook

SEALSQ’s outlook statements are based on current expectations. The following statements are forward-looking and actual results could differ materially depending on market conditions and the factors set forth under “Forward-Looking Statements” below.

SEALSQ reaffirms its FY 2026 revenue growth guidance of approximately 50% to 100%, representing a range of approximately $27 million to $36 million, compared with audited FY 2025 revenue of $18 million.

Based on preliminary 9M 2026 revenue of $16.3 million, the Company expects fourth-quarter 2026 revenue of between $11 million and $20 million, compared to $8.4 million in Q4 2025. Fourth-quarter performance is expected to be supported by:

●	Commercial ramp of the FIPS 140-3 Level 3 validated VaultIC408 in government and critical-infrastructure programs, and first QVault TPM183 design-win shipments, subject to customer qualification.

●	Continued IC’Alps ASIC design programs, including potential custom post-quantum ASIC engagements.

●	Further revenue contributions from the Quantix Edge Security project.

●	Seasonal strength in Vault-IC secure-element shipments and continued growth in recurring PKI and certificate-management revenue.

The Company expects a more significant contribution from its post-quantum product lines in 2027 and beyond as customers complete technical integration and move into volume production. Timing remains subject to laboratory review, certification, customer qualification and procurement.

Carlos Moreira, Founder, Chairman and CEO of SEALSQ, said: “Our preliminary nine-month revenue of $16.3 million represents 65% growth year-over-year, with revenue increasing sequentially in each quarter of 2026. This performance supports our reaffirmed full-year revenue outlook as we continue to advance our post-quantum products toward commercialization. With approximately $465 million in liquidity, we are well positioned to fund these priorities as we prepare for post-quantum semiconductors to become a more significant contributor to revenue in 2027.”

John O’Hara, CFO of SEALSQ, added: “Based on our preliminary nine-month revenue, our reaffirmed full-year 2026 revenue guidance implies fourth-quarter revenue of $11 million to $20 million. We remain focused on converting our pipeline into production revenue and deploying capital carefully to support growth.”

Post-Quantum Commercialization and Certification Progress

●	QS7001: Following fault-injection and side-channel testing (March 2026) and NIST SP 800-90B Entropy Source Validation, Certificate #E333 (May 2026), SEALSQ targets the QS7001 V1 Common Criteria Hardware Evaluation Test Report in October 2026 and the V2 full post-quantum report in January 2027, with formal CC EAL5+ certification progressing in 2027.

●	QVault TPM first design win: iMTC Technology selected QVault TPM183 for its next-generation fingerprint-recognition medical mouse, bringing the TPM into a commercial production design.

●	QVault TPM ecosystem: wolfSSL added wolfTPM support for QVault TPM, confirming TPM 2.0 interoperability. TCG certification is targeted for February 2027 (TPM183) and May 2027 (TPM185); all versions are available as engineering samples.

●	VaultIC409: SEALSQ unveiled VaultIC409, a quantum-ready secure element built on the QS7001 platform for smart meters, industrial gateways and connected devices, with engineering samples planned for Q2 2027.

●	SEALSQ presented peer-reviewed research on side-channel attacks and countermeasures for ML-KEM key generation at LightSec 2026, an affiliated event of CHES 2026.

●	42 prospective customers and partners were evaluating QVault TPM and QS7001 at September 30, 2026, compared to 30 at June 30, 2026.

Recent Operational Milestones

SEALQuantum Sovereign Vertical Stack

●	Miraex SA (June 2): completed the 100% acquisition, adding quantum-photonics interconnect technology; founder Daniel Brau was appointed Chief Quantum Officer on August 4.

●	Wecan Group (June 2): majority investment and CHF 5 million commitment to accelerate a post-quantum AI compliance co-pilot for financial institutions.

●	Quobly (June 3): lead investor in Quobly’s EUR 115 million Series A, followed by a $5 million commercial agreement to integrate cryo CMOS IPs and post-quantum security into future Quobly’s silicon quantum computing platformsand new Quobly collaborations with TNO and Orange Quantum Systems (September 8).

●	Commercial synergies (August 31): SEALSQ reported that its $24.5 million of pure-play quantum computing investments have begun generating commercial synergies.

Semiconductor Partnerships and Customers

●	GlobalFoundries (July 8): strategic MoU to co-develop post-quantum security IP, secure chiplet architectures and a CryoCMOS ecosystem for quantum systems.

●	L5 Cartronics (July 14): partnership to develop secure multi-package IoT modules for smart cameras and smart metering in India.

●	Palm Technologies (August 18): selected SEALSQ to bring post-quantum hardware security to India’s digital payment, public transport and connected-infrastructure markets.

●	IC’Alps QASIC (August 27): launched a roadmap for sovereign, quantum-resistant ASICs targeting cybersecurity, medical and automotive, and was featured for low-power secure ASICs for implantable medical devices (September 30).

Sovereign Infrastructure and Space

●	Canton of Jura (September 21): SEALSQ, WISeKey and the Canton of Jura signed an MoU to establish a Swiss post-quantum semiconductor and cybersecurity center.

●	Quantum Highway (September 22): expanded the network connecting sovereign technology centers from silicon to quantum and space.

●	WISeSat.Space (October 5-6): Sister company, WISeSat.Space completed a business combination with Columbus Acquisition Corporation and began trading on Nasdaq under the ticker symbol “SAIQ”; SEALSQ led a $10 million PIPE to accelerate space cybersecurity and post-quantum communications.

Regulatory Tailwinds

●	SEALSQ aligned QS7001 with the new ANSSI post-quantum mandate in France (June 22) and welcomed the White House Executive Order on quantum security (June 23).

●	SEALSQ secured European patents for its semiconductor-embedded “Back-to-Physical” NFT technology (June 16 and 18).

About SEALSQ:

SEALSQ is a leading innovator in Post-Quantum Technology hardware and software solutions. Our technology seamlessly integrates Semiconductors, PKI (Public Key Infrastructure), and Provisioning Services, with a strategic emphasis on developing state-of-the-art Quantum Resistant Cryptography and Semiconductors designed to address the urgent security challenges posed by quantum computing. As quantum computers advance, traditional cryptographic methods like RSA and Elliptic Curve Cryptography (ECC) are increasingly vulnerable.

SEALSQ is pioneering the development of Post-Quantum Semiconductors that provide robust, future-proof protection for sensitive data across a wide range of applications, including Multi-Factor Authentication tokens, Smart Energy, Medical and Healthcare Systems, Defense, IT Network Infrastructure, Automotive, and Industrial Automation and Control Systems. By embedding Post-Quantum Cryptography into our semiconductor solutions, SEALSQ ensures that organizations stay protected against quantum threats. Our products are engineered to safeguard critical systems, enhancing resilience and security across diverse industries.

For more information on our Post-Quantum Semiconductors and security solutions, please visit www.sealsq.com.

Forward-Looking Statements

This communication expressly or implicitly contains certain forward-looking statements concerning SEALSQ Corp and its businesses. Forward-looking statements include statements regarding our business strategy, financial performance, results of operations, market data, events or developments that we expect or anticipate will occur in the future, as well as any other statements which are not historical facts. Although we believe that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct. These statements involve known and unknown risks and are based upon a number of assumptions and estimates which are inherently subject to significant uncertainties and contingencies, many of which are beyond our control. Actual results may differ materially from those expressed or implied by such forward-looking statements. Important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include SEALSQ’s ability to continue beneficial transactions with material parties, including a limited number of significant customers; market demand and semiconductor industry conditions; and the risks discussed in SEALSQ’s filings with the SEC. Risks and uncertainties are further described in reports filed by SEALSQ with the SEC.

SEALSQ Corp is providing this communication as of this date and does not undertake to update any forward-looking statements contained herein as a result of new information, future events or otherwise.

SEALSQ Corp. Carlos Moreira Chairman & CEO Tel: +41 22 594 3000 info@sealsq.com	SEALSQ Investor Relations (US) The Equity Group Inc. Lena Cati Tel: +1 212 836-9611 Lena.cati@theequitygroup.com

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